UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2019

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the (i) Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held Thursday, March 7, 2019 (the “Meeting”), and (ii) voting instruction form which will be sent to holders of American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on February 5, 2019, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form F-3 (File No. 333-225745) and Registration Statement on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on Thursday, March 7, 2019.

99.2	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: January 17, 2019	By	/s/ Ascher Shmulewitz
	Name:	Ascher Shmulewitz, M.D, Ph.D.
	Title:	Chief Executive Officer

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